

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 14, 2006

Mr. Donald J. Gallagher
Chief Financial Officer
Cleveland-Cliffs Inc.
1100 Superior Avenue
Cleveland, Ohio 44114-2589

Re: Cleveland-Cliffs Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed February 22, 2005
File No. 1-08944

Dear Mr. Gallagher:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief